FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

March 25, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549-4631

Re:	Your Letter Dated February 25, 2011 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Form 10-K for the Fiscal Year Ended October 1, 2010

(the “2010 Form 10-K”), and

Form 10-Q for the Period Ended December 31, 2010

Dear Mr. Decker:

This letter is provided in response to the additional comments contained in your letter referred to above. As used herein, the terms “the Company”, “we”, and “our” are references to Jacobs Engineering Group Inc.

Pursuant to 17 C.F.R. §200.83, the Company hereby requests confidential treatment be accorded to its response to Comment 3 which appears in Appendix B to this letter and which is designated by the symbol “[***]”. In the event that the Staff of the Commission receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned at Jacobs Engineering Group Inc., 1111 South Arroyo Parkway, Pasadena, California 91105 (telephone: 626-578-6803 / FAX: 626-578-6827) with a copy to William C. Markley, III, Senior Vice President and General Counsel, at the same address (telephone: 626-578-6855 / FAX: 626-578-6837).

We provide the following responses to Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Staff’s comments are presented first in italicized text with our responses immediately following.

Consolidated Financial Statements –

Consolidated Statements of Cash Flows – page F-6

1. We note your response to comment five from our letter dated January 14, 2011. You disclose on page F-9 of your Form 10-K for the fiscal year ended October 2, 2009 that your long-term receivables pertained to a waste incineration project you performed in Europe. ASC 230-10-45-16(a) indicates that changes in cash flows related to long-term receivables should be classified as cash flows from operating activities. Furthermore, based on your disclosures on page 37 of your Form 10-K for the fiscal year ended October 1, 2010, it appears that the $37 million decrease in long-term receivables during fiscal year ended October 1, 2010 includes a $25.9 million the non-cash write-down of your receivables in connection with the unfavorable SIVOM judgment. Any non-cash charge related to your long-term receivables should be reflected as non-cash adjustments in arriving at your cash flows from operating activities. Please provide us with revised cash flow statements for each period presented in your October 1, 2010 Form 10-K based on your revised presentation shown in Appendix A after any necessary

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

revisions pursuant to ASC 230-10-45-16(a). Please also ensure that your revised presentation uses Net Earnings of the Group as its starting point rather than Net Earnings Attributable to Jacobs.

RESPONSE:

Attached hereto as Appendix A are our consolidated statements of cash flows for each of the periods presented in the 2010 Form 10-K, which have been revised to correct the errors in presentation. We will use this presentation in our future filings.

2. As a related matter, please provide us with your materiality analysis under SAB Topic 1:M demonstrating how you determined that the above errors in your cash flow statements were neither quantitatively nor qualitatively material to any of the periods presented in your October 1, 2010 Form 10-K or to any interim financial statements through December 31, 2010. Please also refer to SAB Topic 1:N.

RESPONSE:

SAB Topic 1:M provides that a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. It also provides that a change of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. In accordance with SAB Topic 1:M, in the context of a correction of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.

For the reasons described below, we believe that the corrections do not significantly alter the total mix of information available such that the judgment of a reasonable person relying upon our information, in the light of surrounding circumstances, would have been changed or influenced by such corrections. As a result, we believe the corrections are not material to any of the periods presented in our 2010 Form 10-K or to any interim financial statements through December 31, 2010.

Non-Cash Charge Related to Long-Term Receivables

In June 2010, we received an unfavorable judgment by an Administrative Tribunal in France relating to a waste incineration project for the SIVOM del Mulhousienne. As a result of this judgment, we recorded a pre-tax charge to earnings of $93.3 million, the components of which were a non-cash charge of $25.9 million relating to the write off of a long-term claim receivable and a cash impact of approximately $61.4 million.

We disclosed and explained this charge in our Form 10-Q for the third quarter ended July 2, 2010 (“Q3 10-Q”) and our 2010 Form 10-K. For example, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) portion of our Q3 10-Q, we indicate “[a]s a result of the judgment, the Company recorded a pre-tax charge to earnings of $93.3 million. Included in that amount is $25.9 million (representing the net write-off of a claim receivable). The balance of the charge reflects net cash payments the Company is obligated to make pursuant to the judgment.” We also provided a line-item analysis in both the Q3 10-Q and 2010 Form 10-K that showed the income statement impact of the SIVOM judgment on the results for those periods.

We believe this disclosure provided the total mix of information necessary to understand the impact of the SIVOM judgment on the Company’s financial position, results of operations, and cash flows. We agree that it is appropriate to correct the classification of the non-cash charge from “cash flows from investing

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

activities” to “cash flows from operating activities,” which will result in a change in cash flows from operating and investing activities for fiscal 2010 of 13.1% and 6.9%, respectively, and for the nine months ended July 2, 2010 of 11.0% and 6.5%, respectively. However, for the reasons explained below, we do not believe such corrections would significantly alter a reasonable investor’s understanding of the impact of the SIVOM judgment or the Company’s results of operations or cash flows. Accordingly, as indicated in our response to comment 1, we will make such corrections in future filings.

First, our cash flows from operating activities fluctuate significantly from period to period without there being a significant change in our underlying business. As we explain in MD&A in the Q3 10-Q and 2010 Form 10-K, these fluctuations result from the timing of cash receipts and payments within our working capital accounts, a significant portion of which relates to pass-through costs (e.g., costs relating to subcontractor labor and third-party materials) resulting from our clients’ projects. This significant variability is demonstrated by the following tables:

	FY 2010	FY 2009	FY 2008	FY 2007	FY 2006
Cash flows from operating activities:
As reported	$196,970	$533,467	$313,411	$360,861	$223,531
% change from prior year	(63.1%)	70.2%	(13.1%)	61.4%	N/A
As revised	$222,864	$533,467	$313,411	$360,861	$223,531
% change from prior year	(58.2%)	No change	No change	No change	N/A

	Nine Months Ended July 2, 2010	Nine Months Ended July 3, 2009
Cash flows from operating activities:
As reported	$236,185	$481,151
% change from prior period	(50.9%)	N/A
As revised	$262,079	$481,151
% change from prior period	(45.5%)	N/A

In light of this volatility, the corrections in classification of the $25.9 million non-cash charge do not have a significant impact on our cash flows from operating activities. For example, the decrease in cash flows from FY 2009 to FY 2010 before such change was 63.1% and after such change is 58.2%. We do not believe investors will consider this difference to be significant.

Second, our cash flows used in investing activities are driven largely by our acquisitions of businesses and expenditures for property and equipment. In particular, the amount we spend on acquisitions varies significantly from period to period, which creates large fluctuations in our cash flows from investing activities. This significant variability is demonstrated by the following tables:

	FY 2010	FY 2009	FY 2008	FY 2007	FY 2006
Cash flows used in investing activities:
As reported	$(374,531)	$(94,914)	$(409,910)	$(165,796)	$(67,568)
% change from prior year	(294.6%)	76.8%	(147.2%)	(145.4%)	N/A
As revised	$(400,245)	$(94,914)	$(409,910)	$(165,796)	$(67,568)
% change from prior year	(321.7%)	No change	No change	No change	N/A

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

	Nine Months Ended July 2, 2010	Nine Months Ended July 3, 2009
Cash flows from investing activities:
As reported	$(395,606)	$(54,349)
% change from prior period	(628.0%)	N/A
As revised	(421,500)	$(54,349)
% change from prior period	(675.5%)	N/A

In light of this volatility, the corrections in classification of the $25.9 million non-cash charge do not have a significant impact on our cash flows used in investing activities. For example, in fiscal 2010, our cash flows used in investing activities increased by just under 300% from the prior year due primarily to the acquisition of several businesses. When we reflect the corrections in presentation by removing the SIVOM non-cash item, our change in cash flows used in investing activities increases to approximately 320%. Once again, we do not believe investors will consider this difference to be significant, particularly in light of the detailed information concerning the SIVOM judgment that was included elsewhere in the Q3 10-Q and the 2010 Form 10-K.

Third, given the nature of our business, we believe users of our financial statements focus almost exclusively on the following discrete cash flow elements: net earnings; depreciation and amortization; working capital; cash used for businesses acquired; capital expenditures; cash at the beginning and end of the period; and debt at the beginning and end of the period. They do not focus on our classification of such discrete elements in the statement of cash flows.

This position is supported by the analyst reports issued regarding our Company. Of the nineteen analyst reports that were issued on our Q3 10-Q and our 2010 Form 10-K, the majority of the reports (twelve) contained no discussion or analysis of our cash flows. To the extent any analysis was included in such reports, they focused almost exclusively on the Company’s acquisition strategy or on discrete line items within the statement of cash flows, not on the classification of such line items. Many reports merely recited the values or change in values of cash, net cash, debt, acquisitions of businesses, and additions of property and equipment. A number of analysts used their own, internally-developed ratios and measurements that were primarily (i) non-GAAP and (ii) would be unaffected by the corrections in classification. Notably, one report treated all investing activities (except for acquisition of business and capital expenditures) as operating activities. Others adjusted “net earnings” to exclude the entire SIVOM judgment.

Lastly, our position on materiality is also supported by analogizing to the SEC’s rule on the use of abbreviated cash flow statements in interim financial statements. See Regulation S-X 10-01(a)(4). In that rule, changes from investing and financing activities must be shown individually only when they exceed 10% of the average of net cash flows from operating activities for the past three years. The corrections in our cash flow statements represent only 6.4% and 7.5% of the three-year average of cash flows from operating activities for the Q3 10-Q and 2010 Form 10-K, respectively, which fall short of the 10% threshold.

While we agree to make the corrections to our classifications in future filings, for the reasons noted above, we do not believe the changes would significantly alter the total mix of information made available to investors and is, therefore, not material.

Net Earnings of the Group as Starting Point

In future filings, we will use as the starting point of our statements of cash flows “Net earnings attributable to the Group.” The change in starting point involves amounts that are not material ($0.3 million for fiscal 2010; $0.6 million for fiscal 2009; and $0.6 million for fiscal 2008). For this reason, we do not believe that this correction significantly alters the total mix of information made available to investors and is, therefore, not material.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

Note 11 – Contractual Guarantees, Litigation, Investigations and Insurance, page F-27

3. We note your response to comment ten from our letter dated January 14, 2011. Considering that your motion for dismissal of the lawsuit brought against you by MnDot has been denied by both the trial court and the appellate court, it is unclear how you have determined that is not at least reasonably possible that a loss has been incurred with respect to the MnDot matter. Please disclose the estimated possible loss or range of loss or disclose why such as estimate cannot be made.

RESPONSE:

Our response to this comment is attached hereto as Appendix B. Because the MnDOT matter involves ongoing litigation, we are requesting confidential treatment of Appendix B.

Form 10-Q for the Period Ended December 31, 2010 -

Condensed Consolidated Financial Statements

Business Combinations – page 8

4. We note that you acquired several companies during the quarter ended December 31, 2010. It is unclear how significant these acquisitions were to you in the aggregate. Please tell us what consideration you gave to providing the disclosures required by ASC 805-10-50-2(h). Please also see ASC 805-10-50-3.

RESPONSE:

In applying the provisions of ASC 805-10-50, we considered the significance of our recent business combinations, both individually and in the aggregate. The businesses acquired during the first quarter of fiscal 2011 were immaterial to the consolidated Group. In aggregate, the revenues for these acquisitions were $16.3 million, or 0.7% of consolidated revenues for the first quarter of fiscal 2011 and their operating margins total $1.3 million, or 1.3%, of consolidated operating margins.

The results of operations of these entities for the corresponding period of fiscal 2010 were also immaterial.

*   *   *   *   *

We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration

Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated February 25, 2011	17 C.F.R. §200.83
Appendix A – Response to Comment No. 1 – Consolidated Statements of Cash Flows

	2010	2009	2008
Cash Flows from Operating Activities:
Net earnings attributable to the Group	$246,287	$399,213	$421,299
Adjustments to reconcile net earnings to net cash flows from operations:
Depreciation and amortization:
Property, equipment and improvements	64,447	68,670	63,725
Intangible assets	24,048	17,672	9,401
Write-off of the SIVOM receivable	25,894	—	—
Gains on sales of investment	—	(1,249)	(10,609)
Stock based compensation	24,361	24,085	21,289
Excess tax benefits from stock based compensation	(2,884)	(3,514)	(46,257)
Losses on sales of assets, net	353	152	85
Changes in assets and liabilities, excluding the effects of businesses acquired:
Receivables	(3,052)	300,929	(276,671)
Prepaid expenses and other current assets	(56)	(4,972)	1,875
Accounts payable	(46,920)	(117,537)	45,782
Accrued liabilities	(43,328)	(135,121)	55,471
Billings in excess of costs	(42,819)	14,475	(28,932)
Income taxes payable	(24,733)	(30,414)	56,108
Deferred income taxes	551	342	386
Other, net	715	736	459

Net cash provided by operating activities	222,864	533,467	313,411

Cash Flows from Investing Activities:
Additions to property and equipment	(49,075)	(55,528)	(114,786)
Disposals of property and equipment	14,379	2,270	383
Purchases of investments	(106,733)	(32,232)	(8,949)
Other changes in investments	(1,759)	(1,808)	16,380
Acquisitions of businesses, net of cash acquired	(259,492)	(23,329)	(264,067)
Other changes in miscellaneous, non-current assets	2,435	15,713	(38,871)

Net cash used for investing activities	(400,245)	(94,914)	(409,910)

Cash Flows from Financing Activities:
Proceeds from long-term borrowings	—	2,030	45,570
Repayments of long-term borrowings	(217)	(47,993)	(27,335)
Net change in short-term borrowings	58,090	15,933	(6,821)
Proceeds from issuances of common stock	36,209	43,361	46,362
Excess tax benefits from stock based compensation	2,884	3,514	46,257
Change in pension commitments	2,516	(45,223)	(367)
Other, net	(3,852)	(10,625)	(4,877)

Net cash provided by (used for) financing activities	95,630	(39,003)	98,789

Effect of Exchange Rate Changes	(13,026)	29,649	(11,222)

Increase (Decrease) in Cash and Cash Equivalents	(94,777)	429,199	(8,932)
Cash and Cash Equivalents at Beginning of Period	1,033,619	604,420	613,352

Cash and Cash Equivalents at End of Period	$938,842	$1,033,619	$604,420

Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated January 14, 2011	17 C.F.R. §200.83
Appendix B – Response to Comment No. 3 – The MnDOT Matter

3. We note your response to comment ten from our letter dated January 14, 2011. Considering that your motion for dismissal of the lawsuit brought against you by MnDot has been denied by both the trial court and the appellate court, it is unclear how you have determined that is not at least reasonably possible that a loss has been incurred with respect to the MnDot matter. Please disclose the estimated possible loss or range of loss or disclose why such as estimate cannot be made.

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